Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
QAD Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-212435, 333-160125, and 333-137417) on Form S-8 and (No. 333-198779) on Form S-3 of QAD Inc. of our report dated April 13, 2018, with respect to the consolidated balance sheets of QAD Inc. and subsidiaries as of January 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2018, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of January 31, 2018, which report appears in the January 31, 2018 annual report on Form 10-K of QAD Inc.

Los Angeles, California
April 13, 2018